UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
-

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from______ to ______
Commission File Number 001-00812
RAYTHEON TECHNOLOGIES CORPORATION SAVINGS PLAN, FORMERLY KNOWN AS UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN
(Full title of the plan)
RAYTHEON TECHNOLOGIES CORPORATION
(Name of issuer of the securities held pursuant to the plan)
1000 WILSON BOULEVARD, ARLINGTON, VIRGINIA 22209
(Address of issuer's principal executive offices)

RAYTHEON TECHNOLOGIES CORPORATION SAVINGS PLAN, FORMERLY KNOWN AS UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
Index to Financial Statements
Year Ended December 31, 2022

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Raytheon Technologies Corporation Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Raytheon Technologies Corporation Savings Plan, formerly known as United Technologies Corporation Employee Savings Plan (the “Plan”) as of December 31, 2022 and 2021 and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
June 28, 2023

We have served as the Plan’s auditor since at least 1993. We have not been able to determine the specific year we began serving as auditor of the Plan.

RAYTHEON TECHNOLOGIES CORPORATION SAVINGS PLAN, FORMERLY KNOWN AS UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
Statements of Net Assets Available for Benefits
(Thousands of Dollars)

	December 31, 2022	December 31, 2021
Assets:
Investment in Master Trust, at fair value	$37,802,604	$23,726,669
Investment in Master Trust, at contract value	10,789,485	7,441,908
Notes receivable from participants	324,886	143,960
Net assets available for benefits	$48,916,975	$31,312,537
The accompanying notes are an integral part of these financial statements.

RAYTHEON TECHNOLOGIES CORPORATION SAVINGS PLAN, FORMERLY KNOWN AS UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
(Thousands of Dollars)

Year Ended
December 31, 2022
Additions to net assets attributed to:
Contributions:
Participants'	$725,090
Employer's	339,081
Interest income on notes receivable from participants	6,413
Total additions	1,070,584
Deductions from net assets attributed to:
Plan interest in net decrease in net assets of Master Trust	2,081,132
Distributions to participants or beneficiaries	1,877,002
Administrative expenses	3,116
ESOP debt payments	10,800
Interest expense	774
Total deductions	3,972,824
Net decrease in net assets available for benefits prior to Plan Merger (Note 1)	(2,902,240)
Merger of United Technologies Corporation Represented Employee Savings Plan (Note 1)	2,362,503
Merger of Raytheon Savings and Investment Plan (Note 1)	18,144,175
Increase in net assets available for benefits	17,604,438
Net assets available for benefits December 31, 2021	31,312,537
Net assets available for benefits December 31, 2022	$48,916,975
The accompanying notes are an integral part of these financial statements.

RAYTHEON TECHNOLOGIES CORPORATION SAVINGS PLAN, FORMERLY KNOWN AS UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
Notes to Financial Statements
NOTE 1 - DESCRIPTION OF THE PLAN
The following description of the Raytheon Technologies Corporation Savings Plan, formerly known as United Technologies Corporation Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan documents for a complete description of the Plan's provisions. Prior year amounts have been presented, where indicated, in thousands, to conform to the current period presentation.
Prior to December 31, 2022, Raytheon Technologies Corporation (RTX or the Company or the Plan Sponsor) maintained the United Technologies Corporation Employee Savings Plan (Legacy ESP), the United Technologies Corporation Represented Employee Savings Plan (Legacy RSP), and the Raytheon Savings and Investment Plan (Legacy RAYSIP). On December 31, 2022, the Legacy RSP and the Legacy RAYSIP merged into the Plan (the Plan Merger).
Effective January 1, 2023, the name of the Plan, the surviving plan in the Plan Merger, was changed to the Raytheon Technologies Corporation Savings Plan (RTX Savings Plan). See Note 13 for additional information.
Effective January 1, 2023, certain non-bargained provisions of the Plan were harmonized. See Note 13 for additional information.
General. The Plan is a defined contribution savings plan sponsored by the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Prior to the Plan Merger, eligible non-represented participants of the Company were generally eligible to participate in the Plan immediately upon employment with RTX.
Subsequent to the Plan Merger, eligible participants in Legacy RSP and Legacy RAYSIP became eligible participants in the Plan. Prior to the Plan merger, employees eligible for Legacy RSP and Legacy RAYSIP were generally eligible to participate in their respective Plans immediately or upon completing at least one year of service.
Trustee and Recordkeeper. State Street Bank and Trust (Trustee) is the Plan Trustee and custodian. Alight Solutions is the Plan recordkeeper and performs participant account recordkeeping services.
Contributions and Vesting. The percentages of eligible compensation that participants may elect to contribute, through payroll deductions, vary depending on the provisions of the Plan specific to a participant's location. Participants direct the investment of their contributions into various investment options offered by the Plan through the Raytheon Technologies Corporation Savings Plan Master Trust (Master Trust) (formerly United Technologies Corporation Employee Savings Plan Master Trust). A Roth 401(k) option also allows certain participants to make after tax contributions if eligible.
Through the Master Trust, the Plan offers an equity fund, a small company stock fund, an international equity fund, three commingled index funds, thirteen target retirement funds, one multi-market risk parity fund, one stable value fund, an RTX Stock Fund, and a mutual fund and exchange-traded fund brokerage window as investment options to participants. The Plan also offers the Lifetime Income Strategy (LIS) investment option. The LIS includes an insurance component and is intended to provide participants with a steady stream of secure retirement income. The LIS is the Plan's qualified default investment option. In addition, the Master Trust includes a money market fund that is primarily used for transitioning or merging plans.
Certain non-bargained provisions of the Plan were harmonized on January 1, 2023. See Note 13 for additional information. The following descriptions provide additional information with respect to contributions and vesting provisions of each plan as operated during 2022, prior to the Plan Merger and harmonization.
Contributions and Vesting Provisions of the pre-Merger Legacy ESP
Generally, participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. Generally, new participants in the Plan are automatically enrolled at a pre-tax deferral rate of 6% of eligible compensation 45 days from their date of hire. Participants may opt out of automatic enrollment at any point before or after the 45 day window. The contribution rate automatically increases by 1% each year thereafter until it reaches 10%.
Generally, RTX matches up to 60 percent of a participant's contributions, up to specified limits, in RTX common stock (Common Stock), with a different matching percentage for certain employees. Generally, Company ("Employer") contributions, plus actual earnings thereon, become fully vested after two years of plan participation or three years of continuous service.

RTX has established a leveraged Employee Stock Ownership Plan (ESOP) to fund the Employer matching contributions to the Plan. The ESOP is primarily invested in RTX Common Stock. Shares allocated to a participant's ESOP account may be re-allocated to other Plan investments without restriction, provided the participant has satisfied the Plan's vesting requirements.
Employer matching contributions made through the ESOP are automatically invested in the same manner as participants' elective contributions, to provide an element of automatic diversification to reduce unintended concentration of participants' balances in Company Stock. Participants may make an election to continue to receive their Employer matching contributions in the ESOP.
Effective January 1, 2020, participants may participate in the Student Loan Repayment Contribution (SLRC) program in the Plan. An SLRC participant who makes qualified student loan repayments may receive an SLRC employer contribution in an amount equal to the employer match the participant would otherwise be eligible to receive, reduced for any other employer matching contributions made during the year. Such contributions would be made in the following year.
The Plan provides an automatic non-matched Employer contribution to certain eligible employees hired after December 31, 2009. Contributions as a percentage of the participant's eligible compensation, as defined in the Plan, will equal 3% for employees younger than age 30; 3.5% for employees between the ages of 30 and 34; 4% for employees between the ages of 35 and 39; 4.5% for employees between the ages of 40 and 44; 5% for employees between the ages of 45 and 49; and 5.5% for employees age 50 and older. Such contributions will be made regardless of an employee's election to participate in the Plan. Automatic Company contributions are generally subject to the same terms and conditions applicable to Employer contributions, provided, however, that the Company automatic contributions shall not be available for loans or hardship distributions.
For certain participants who participated in the United Technologies Corporation Pension Plan (the UTC Pension Plan) (effective December 31, 2022, the UTC Pension Plan merged into, and became a component plan of, the RTX Consolidated Pension Plan), RTX makes new retirement contributions to the savings plan account instead of adding pay credits to the cash balance account in the RTX Consolidated Pension Plan. The retirement contribution percentage is based on the age of the participant as of December 31 of each calendar year.
Contribution and Vesting Provisions of the Legacy RAYSIP
For Legacy RAYSIP, which merged into the Plan on December 31, 2022, participant contributions, plus actual earnings thereon, are fully vested at all times. For most new employees, for the first five consecutive years of service, the Company matches 100% of the first 3% of eligible compensation that a participant contributes each pay period. After the first five consecutive years of service, the Company matches 100% of the first 4% of eligible compensation. Matching Company contributions are made in cash and are invested based on the investment allocation elected by each participant. With the exception of RISP participants and certain union groups, all employee and most employer contributions and earnings (losses) thereon are immediately 100% vested for each participant who performs one hour of service on or after January 1, 1999.
Eligible employees in the Legacy RAYSIP, which merged into the Plan effective December 31, 2022, hired or rehired on or after January 1, 2007, participate in the Retirement Income Savings Program (RISP), in addition to having the right to participate in the other features of the Plan. Most Raytheon Company employees hired after December 31, 2009 have a one-year waiting period for participation in RISP. Under RISP, the Company contributes a percentage of each RISP-eligible participant's compensation to the participant's RISP account in the Plan. The percentage contribution varies according to a schedule based on the participant's age at the most recent date of hire, years of service since the most recent date of hire, and whether the participant's most recent date of hire was before or after December 31, 2009.
Effective as of January 1, 2020, participants may participate in the SLRC program. An SLRC participant who makes qualified student loan repayments may receive an SLRC employer contribution of eligible earnings after the end of the year, up to the employer contribution for which the participant would otherwise be eligible under the Company match, less other employer matching contributions made within the plan year. With the exception of RISP participants and certain union groups, all employee and most employer contributions and earnings (losses) thereon are immediately 100% vested for each participant who performs an hour of service on or after January 1, 1999. Most RISP participants become 100% vested in the employer RISP contributions after three years of service.
Contribution and Vesting Provisions of the Legacy RSP
For the Legacy RSP, which merged into the Plan on December 31, 2022, participant contributions, plus actual earnings thereon, are fully vested at all times. Generally, the Company matches specified amounts in accordance with the terms outlined in collective bargaining agreements. Legacy RSP Employer contributions, plus actual earnings thereon, become fully vested after two years of plan participation.

Certain participants may also make limited tax-deferred or after-tax contributions to an individual medical account (IMA) or tax-deferred contributions for cost of living adjustments (COLA), where permitted. The Employer will match 75 percent of the participant's IMA contribution. All contributions to an IMA are invested in the stable value fund through the Master Trust and may not be withdrawn until the participant's retirement, termination, or death.
For certain participants who participated in the United Technologies Corporation Pension Plan (the UTC Pension Plan) (effective December 31, 2022, the UTC Pension Plan merged into, and became a component plan of, the RTX Consolidated Pension Plan), RTX makes new retirement contributions to the savings plan account instead of adding pay credits to the cash balance account in the RTX Consolidated Pension Plan. The retirement contribution percentage is based on the age of the participant as of December 31 of each calendar year.
Effective as of January 1, 2022, participants may participate in the SLRC program. An SLRC participant who makes qualified student loan repayments may receive an SLRC employer contribution of eligible earnings after the end of the year, up to the employer contribution for which the participant would otherwise be eligible under the Company match, less other employer matching contributions made within the plan year.
Participant Accounts. Each participant's account is credited with (a) the participant's contributions, (b) RTX's contributions, and (c) Plan earnings and losses, or an allocation of plan earnings (losses), reduced by expense charges/allocations. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' non-vested Employer contribution amounts are used to reduce future RTX contributions and/or to pay Plan expenses. For the year ended December 31, 2022, amounts forfeited from non-vested accounts for the Plan totaled approximately $3.1 million, of which $2.3 million was used to fund RTX's contributions. As of December 31, 2022 and 2021, the balance of forfeited non-vested accounts for the Plan was $4.2 million and $3.4 million, respectively.
Voting Rights. Common Stock held in the RTX Stock Fund and/or ESOP Fund are voted by the Trustee at RTX shareowner meetings in accordance with the confidential instructions of the participants whose accounts are invested in these funds. All shares of Employer stock in the RTX Stock Fund or in participants' ESOP accounts, for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated, are voted in accordance with those instructions. All Employer stock in the RTX Stock Fund for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares in the RTX Stock Fund. All Employer stock in the ESOP Fund that has been allocated to participants' ESOP accounts, but for which the Trustee does not receive timely voting instructions, and all shares in the unallocated ESOP account, are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares that are allocated to participants' ESOP accounts.
Notes Receivable from Participants. Under the terms of the Plan, certain participants are allowed to borrow up to the lesser of 50 percent of their vested account balances (excluding company automatic contributions) or $50,000, with a minimum loan amount of $1,000, and must repay their loan within five years. Participants may only have one loan outstanding at a time. Loans are collateralized by the balance in the participant's account, and bear interest at the prime rate. Principal and interest are paid ratably through payroll deductions by active participants or through direct payment by inactive participants. The Plan's balance of Notes receivable from participants as of December 31, 2022 and 2021 includes remaining participant balances from certain other plans previously transferred into the Plan.
Under Legacy RAYSIP, which merged into the Plan on December 31, 2022, a participant may borrow a portion of the balance in the participant's account, other than the RISP account, subject to certain restrictions. The maximum amount of a loan is the lesser of 50 percent of the participant's vested account balance or $50,000, minus the participant's highest outstanding loan balance over the previous 12 months. The minimum loan is $500. Loans are secured by the balance in the participant's account and bear interest equal to the prime rate published in The Wall Street Journal on the last business day of the calendar quarter preceding the calendar quarter in which the loan is made. Loans must be repaid over a period of up to five years, except that if the loan is used to acquire the participant's principal residence, the repayment period may extend up to 15 years. Loan payments and interest payments are credited to the participant's account based on the participant's current investment election.
Under Legacy RSP, which merged into the Plan on December 31, 2022, certain participants are allowed to borrow up to the lesser of 50 percent of their vested account balances or $50,000, with a minimum loan amount of $1,000, and must repay their loan within five years. Participants may only have one loan outstanding at a time. The loans are collateralized by the balance in the participant's account and bear interest at prime rate plus one percent per The Wall Street Journal/Reuters. Principal and interest are paid ratably through payroll deductions by active participants or through direct payment by inactive participants.
Payment of Benefits. Generally, upon termination, benefits may be left in the Plan or paid in a lump sum to a terminating participant. A participant terminating due to retirement, who is invested in funds other than the LIS, may elect to receive benefits in installments over two to twenty years. At the Legacy ESP and Legacy RSP participant's election, the portion of a lump sum distribution attributable to an investment in the RTX Stock Fund and ESOP Fund may be paid in shares of RTX

Common Stock instead of cash. Distributions in RTX Common Stock for the year ended December 31, 2022 for the Plan were approximately $56 million at fair value as of the respective transaction date.
All separated and active participants age 59 1/2 or older are permitted to select a specific fund or funds from which to receive benefits.
Retiring participants invested in the LIS can receive a guaranteed annual income benefit, which is calculated based on participants' accumulated balances in the LIS at age 60. The annual income benefit is secured with insurance contracts and is guaranteed for life, even if the participants' balance in the LIS becomes exhausted during retirement. Payment can be taken monthly or as-needed, however, participants cannot carry forward unused portions of a given year's annual income benefit, and amounts withdrawn in excess of a given year's annual income benefit will reduce the future income benefit amount.
NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES
Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting. On December 31, 2022, the assets of Legacy RSP and Legacy RAYSIP merged into the Plan. As such, the activity included in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2022, and any other 2022 activity that is disclosed in the footnotes to the financial statements, reflects pre-merger activity.
Master Trust. The Plan's assets are kept in the Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of RTX are combined. Participating plans purchase units of participation in the underlying investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and expenses, and the current value of investments, by the total number of outstanding units in such funds. Income or losses from the funds' investments, other than the RTX Stock Fund and ESOP Fund (for Legacy ESP participants), increase or decrease the participating plans' unit values. RTX Stock Fund and ESOP Fund (for Legacy ESP participants) dividends increase the Plan's units in each fund. Distributions to participants reduce the number of participation units held by the participating plans. See Note 4 for additional information.
Fully Benefit-Responsive Investment Contracts. The Master Trust invests in a stable value fund that invests in managed separate account guaranteed investment contracts (GICs) and synthetic GICs with financial institutions. Managed separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of RTX stable value fund participants. The assets are wrapped by an insurance company. The Plan participates in the underlying experience of the separate account via future periodic rate resets, which once set, are guaranteed by the insurance company. Synthetic GICs provide for a variable crediting rate which resets periodically. In each case, the wrap contracts provide assurances that future adjustments to the crediting rate cannot result in a crediting rate of less than zero. As fully benefit-responsive investment contracts, the stable value fund investments are stated at contract value (the amount available to pay benefits). Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and includes contributions plus earnings, less Plan withdrawals and expenses. There are no reserves against contract value for credit risk. See Notes 3 and 5 for additional information.
Investment Valuation and Income Recognition. The fair value of a financial instrument is generally determined as the amount that could reasonably be expected to be realized from an orderly disposition of securities and other financial instruments over a reasonable period of time. By its nature, a fair value price is a good faith estimate of the valuation in a current sale and may not reflect the actual market price. It is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Short-term investments represent cash and investments held by the Master Trust in commingled institutional funds and are valued at the published net asset values (NAV) per unit as of the valuation date. The commingled institutional funds classified as short-term investments, known as short term investment funds, transact daily without restriction in a manner similar to money market funds with an objective of maintaining a constant $1.00 NAV through investment in high-quality securities with short durations. Although not traded on an active market, the NAVs of the short term investment funds are observable. Cash is valued at the amounts deposited in the account, plus accrued interest.
Commingled funds represent investments held in institutional funds and are valued at the NAV as a practical expedient as of the valuation date. The commingled funds are made up of a variety of index funds. The underlying holdings of the commingled funds are primarily marketable equity and fixed income securities. As of December 31, 2022 and 2021, there were no restrictions in place related to either participant or plan sponsor-directed redemption of these commingled funds. If the Plan were to initiate a trade of significant size, either into or out of the commingled funds, the investment adviser of the commingled fund reserves the right to request a reasonable period of notice to ensure that trading of securities will be implemented in an orderly business manner.

The Plan offers the LIS investment option, which includes an insurance component for participants who want to receive a steady stream of secure retirement income. The LIS includes an equity fund, a bond fund, and a secure income fund. The equity fund and the bond fund are comprised of underlying investments of the Master Trust managed separate accounts and commingled funds. The secure income portfolio represents a collective trust fund with an investment objective of long-term growth of capital. As of December 31, 2022 and 2021, there were no restrictions in place related to either participant or plan sponsor-directed redemption of these funds unless certain criteria are met. If the Plan were to initiate a trade of significant size, either into or out of the commingled funds, the investment adviser reserves the right to request a reasonable period of notice to ensure that trading of securities will be implemented in an orderly business manner.
The Master Trust invests in managed separate accounts established for the sole benefit of RTX participants. The investment valuation policy of these managed separate accounts is to value investments at fair value. Investments and other portfolio instruments are generally valued using a market approach. Common stock, preferred stock, and interest in real estate investment trusts are stated at fair value, determined using the closing sales prices for the investments as of the valuation date. Fixed income investments are valued on the basis of valuations furnished by Trustee-approved independent pricing services. These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate, and maturity date, and quotations from bond dealers to determine current value. If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee.
Shares held in mutual funds through the mutual fund brokerage window are valued at the published NAV as of the last business day of each period presented. Certain limitations are placed on balances and direct transfers into the mutual fund brokerage window. Participants may not take a distribution or a loan directly from the mutual fund brokerage window, however, if available, they may be initiated through the other investment options.
The RTX Stock Fund is stated at fair value determined using the closing market price for RTX Common Stock as of the valuation date.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) on the fair value of investments includes gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions, which becomes taxable to the participant, based upon the terms of the Plan.
Plan Expenses. Certain Plan administrative expenses were paid directly by the Employer in 2022. Master Trust specific expenses are charged at the Master Trust level and allocated to the plans. All other administrative, Trustee, legal, investment management fees, recordkeeper fees, and other expenses were paid from Plan assets or certain participant accounts during 2022, and are either presented on the statement of changes in net assets available for benefits, or in net appreciation (depreciation).
Payment of Benefits. Benefit payments to participants or beneficiaries are recorded when paid.
Use of Estimates. The preparation of the Plan's financial statements, in conformity with accounting principles generally accepted in the United States of America (US GAAP), requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements, and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties. Through the Master Trust, the Plan provides for various investment options in any combination of stocks, bonds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. These risks can be adversely impacted by shifts in the market's perception of the issuers, changes in interest rates, and global economic conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. See Note 6 for discussion of risks and uncertainties related to derivatives.
Accounting Standards. New pronouncements issued, but not effective until after December 31, 2022, are not expected to have a material impact on the Plan's financial statements or disclosures.

NOTE 3 - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES
Through the Master Trust, the Plan invests in a stable value fund that invests in managed separate account GICs and synthetic GICs with financial institutions. Under these contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an interest rate set each quarter by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior quarter credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. There are no reserves against contract value for credit risk.
Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) certain amendments to the Plan documents that adversely impact the stable value fund; (ii) introduction of an investment option that competes with the stable value fund; (iii) certain Plan sponsor events (e.g. a significant divestiture) that cause a significant withdrawal from the Plan; (iv) the failure of the trust to qualify for exemption from federal income taxes; or, (v) material breach of contract provisions. RTX does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at no less than contract value with participants, is probable. Certain events enable issuers to terminate their contracts with RTX and settle at an amount other than contract value. Under each contract, the Plan has the option to address and cure any such event within a specified period of time. RTX does not believe that the occurrence of any such event is probable.
Investment contracts held by the Master Trust included the following:

	December 31,
(thousands of dollars)	2022	2021
Managed Separate Account GICs	$2,277,560	$1,711,793
Synthetic GICs	8,511,925	6,988,185
Total	$10,789,485	$8,699,978
NOTE 4 - INVESTMENT IN MASTER TRUST
RTX has entered into a Master Trust agreement with the Trustee. Under this agreement, prior to the Plan Merger, the Plan, the Legacy RSP, and the Legacy RAYSIP (each a participating plan) combined their plan investments in the Master Trust (Legacy RAYSIP assets transferred into the Master Trust as of January 7, 2022). Participating plans purchase units of participation in the investment options based on their contribution to such options, in addition to income or loss the investment options may earn or sustain, less distributions made to the plans' participants and plan expenses.

The following is a summary of the financial information and data for the Master Trust and the portion attributable to the Plan:
RAYTHEON TECHNOLOGIES CORPORATION SAVINGS PLAN MASTER TRUST
Statements of Net Assets
(Thousands of Dollars)

	Master Trust Balances		Plan's Interest in Master Trust Balances
	December 31,		December 31,
	2022	2021	2022	2021
Assets:
Investment at fair value:
Cash equivalents and short-term investments	$254,069	$191,032	$254,069	$177,733
Mutual funds and exchange traded funds	1,019,729	537,182	1,019,729	528,176
Common and preferred stock	19,403,037	13,561,421	19,403,037	12,858,389
Interest in real estate investment trusts	628,218	494,993	628,218	470,275
Other securities	20,159	14,389	20,159	13,864
Commingled index funds	9,430,181	5,100,078	9,430,181	4,905,063
RTX Common stock	7,050,050	5,092,811	7,050,050	4,793,334
Total investments at fair value	37,805,443	24,991,906	37,805,443	23,746,834
Stable value fund investment contracts (at contract value)	10,789,485	8,699,978	10,789,485	7,441,908
Subtotal	48,594,928	33,691,884	48,594,928	31,188,742
Notes receivable from participants (1)	324,886	169,425	324,886	143,960
ESOP receivables	15,490	9,070	15,490	9,070
Total assets	48,935,304	33,870,379	48,935,304	31,341,772
Liabilities:
Accrued ESOP interest	(29)	(45)	(29)	(45)
Notes payable to RTX	(18,300)	(29,190)	(18,300)	(29,190)
Total liabilities	(18,329)	(29,235)	(18,329)	(29,235)
Net assets	$48,916,975	$33,841,144	$48,916,975	$31,312,537
Percentage of Plan's interest in the Master Trust			100%	93%
(1)    Presented separately on the Statement of Net Assets Available for Benefits.

RAYTHEON TECHNOLOGIES CORPORATION SAVINGS PLAN MASTER TRUST
Statement of Changes in Net Assets
(Thousands of Dollars)

Year Ended December 31, 2022
Additions:
Interest and dividend income	$901,259
Interest income on notes receivable from participants	13,529
Transfers in from participating plans for purchase of units	2,394,343
Total additions	3,309,131
Deductions:
Transfers out on behalf of participating plans for distributions	3,827,787
Net depreciation on fair value of investments	5,348,273
Master Trust administrative expense	89,397
ESOP debt - principal payments	10,800
ESOP debt - interest payments	774
Total deductions	9,277,031
Decrease in net assets	(5,967,900)
Merger of Legacy RAYSIP into Master Trust	21,043,731
Increase in net assets	15,075,831
Net assets:
Beginning of year	33,841,144
End of year	$48,916,975
NOTE 5 - FAIR VALUE OF INVESTMENTS IN THE MASTER TRUST
The Fair Value Measurements and Disclosure Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. Classification of a financial asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. This hierarchy prioritizes the inputs into three broad levels:
Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly;
Level 3 – unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.

The following tables provide the investments in the Master Trust carried at fair value measured on a recurring basis as of December 31, 2022 and 2021:

	December 31, 2022
(thousands of dollars)	Level 1	Level 2	Level 3	Not Subject to Leveling	Total (1)
Short-term investments	$—	$144,200	$—	$—	$144,200
Mutual funds	1,019,729	—	—	—	1,019,729
Separate accounts:
Short-term investments	—	41,391	—	—	41,391
Common and preferred stock	19,403,037	—	—	—	19,403,037
Interest in real estate investment trusts	628,218	—	—	—	628,218
Other securities	20,159	—	—	—	20,159
RTX Common Stock	7,050,050	—	—	—	7,050,050
Commingled index funds	—	—	—	9,430,181	9,430,181
Total	$28,121,193	$185,591	$—	$9,430,181	$37,736,965

	December 31, 2021
(thousands of dollars)	Level 1	Level 2	Level 3	Not Subject to Leveling	Total (1)
Short-term investments	$—	$94,288	$—	$—	$94,288
Mutual funds	537,182	—	—	—	537,182
Separate accounts:
Short-term investments	—	72,004	—	—	72,004
Common and preferred stock	13,561,421	—	—	—	13,561,421
Interest in real estate investment trusts	494,993	—	—	—	494,993
Other securities	14,389	—	—	—	14,389
RTX Common Stock	5,092,811	—	—	—	5,092,811
Commingled index funds	—	—	—	5,100,078	5,100,078
Total	$19,700,796	$166,292	$—	$5,100,078	$24,967,166
(1)     The tables above exclude $68,478 thousand and $24,740 thousand of net receivables due to the Master Trust for the Plan years ended December 31, 2022 and 2021, respectively.
NOTE 6 – DERIVATIVES
The investment managers retained by RTX have discretion to invest Master Trust assets in derivative financial instruments to manage risk and achieve trading and cost efficiency when the underlying security may not be accessible at a reasonable transaction cost or may be impractical to invest in from an administrative perspective. These derivatives consist of interest rate futures and swaps contracts contained in assets wrapped by insurance companies and reported at contract value within the stable value fund and index futures contracts held within the managed separate accounts.
The following is a summary of the significant accounting policies associated with the Master Trust's use of derivatives valued at fair value.
Futures Contracts. The Master Trust uses fixed income and equity index and interest rate futures contracts to manage exposure to the market. Buying futures tends to increase the Master Trust's exposure to the underlying instrument. Selling futures tends to decrease the Master Trust's exposure to the underlying instrument held or offset the fair value of other fund investments. Futures contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded.
Upon entering into a futures contract, the Master Trust is required to deposit either in cash or securities an amount (initial margin) equal to a certain percentage of the nominal value of the contract. Pursuant to the futures contract, the Master Trust agrees to receive from or pay to the Futures Commission Merchant (FCM) an amount of cash equal to the daily fluctuation in the value of the futures contract. Such receipts or payments are known as "variation margin" which are generally settled daily and are included in the net appreciation (depreciation) on fair value of investments. The Master Trust will record a variation margin receivable or payable in the Master Trust net assets for variation margins which have not yet been received or paid at the end of the year.
Futures contracts involve, to varying degrees, credit and market risks. The Master Trust enters into futures contracts on exchanges where the exchange acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange. Futures orders are executed on behalf of the Master Trust by FCM firms which determine margin requirements consistent with industry standards and the various rules and regulations of the exchanges on which trades occur. Initial and maintenance margin rates used in determining margin requirements may vary, but are established at levels no lower than those prescribed by U.S. Commodity Futures Trading Commission regulations. FCM relationships and operations (including treatment of customer capital and capital requirements) are overseen by both the investment managers and RTX. The daily settlement on the futures contracts serves to greatly reduce credit risk. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.
There were no significant gains or losses on equity index futures contracts in the Master Trust Statement of Changes in Net Assets for the year ended December 31, 2022.
During the year ended December 31, 2022, the average notional value of futures contracts was approximately $41 million. The average value of futures contracts sold and purchased was approximately $1 million and $2 million, respectively.
NOTE 7 - EMPLOYEE STOCK OWNERSHIP PLAN
The Trustee executed a series of promissory notes (ESOP debt), which are internal financing arrangements designed to align the value of shares released from the reserve account, as described below, with plan matching contribution obligations. (See Note 8 for details on the portions of ESOP debt currently outstanding).
Shares of Common Stock are allocated to participant accounts of the Plan as participants earn RTX's matching contributions. Shares of Common Stock are released for allocation to participants as principal and interest payments are made on the ESOP debt. Cash dividends on Common Stock shares held by the ESOP and additional contributions from RTX are used to repay ESOP debt principal and interest. ESOP debt may be pre-paid or re-amortized to either increase or decrease the number of shares released so that the value of released shares equals the value of the plan benefit. The Company may also, at its option, contribute additional Common Stock or cash to the ESOP. RTX has provided certain guarantees related to the matching contribution formula and certain other commitments in connection with the ESOP debt. For the year ended December 31, 2022, participants were credited with matching contributions in Common Stock of approximately $197 million representing approximately 2,101,000 shares. Additionally, in lieu of receiving cash, participants' dividends are paid by allocating additional shares to participant accounts. Participants may elect to receive cash dividends. During 2022, participants earned dividends of approximately $54 million representing approximately 566,000 shares of Common Stock.
Shares allocated to a participant generally may not be distributed until the participant's termination, disability, retirement, or death. Upon distribution, a participant may elect to receive either cash or shares of Common Stock.
The ESOP Fund's investment in RTX Common Stock shares at December 31, 2022 and 2021 is as follows:

	2022		2021
(thousands of dollars, except shares)	Allocated	Total	Allocated	Total
Number of Shares	24,434,891	29,341,164	25,372,318	32,359,067
Market Value	$2,465,969	$2,961,110	$2,183,542	$2,784,821
The net assets available for benefits in the ESOP Fund related to RTX Common Stock at December 31, 2022 and 2021 include unrealized appreciation of approximately $2.7 billion and $2.5 billion, of which approximately $0.5 billion and $0.5 billion relates to unallocated shares, respectively.
Employer matching contributions made through the ESOP are automatically invested in the same manner as participants' elective contributions, to provide an element of auto-diversification to reduce unintended concentration of participants' balances in Company stock. Participants may make an election to continue to receive their Employer matching contributions in the ESOP.

NOTE 8 - ESOP DEBT
The following table represents the current ESOP debt owed by the Master Trust to RTX.

Date Issued	Principal (000's)	Rate of Interest	Due
December 10, 2008	18,300	2.68%	December 10, 2038
	$18,300

Principal repayments made during the year ended December 31, 2022 totaled $10,800 thousand.
NOTE 9 - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS
The Trustee manages certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.
The Master Trust holds common shares of RTX, the Plan sponsor, and these qualify as exempt party-in-interest transactions.
The Plan invests in the RTX Stock Fund (the Fund), which is comprised of a short-term investment fund component and shares of common stock of RTX. The unit values of the Fund are recorded and maintained by the Trustee. The total value of the Plan's interest in the Fund was approximately $4.2 billion and $2.1 billion at December 31, 2022 and 2021, respectively. During the year ended December 31, 2022, the Plan purchased units of the Fund of approximately $219 million including dividends and interest of approximately $49 million, sold units of the Fund of approximately $349 million, had net appreciation on the Fund of approximately $343 million, and increased investment in the Fund by approximately $1,897 million due to the Plan Merger.
The Plan invests in the ESOP, which is comprised of a short-term investment fund component and shares of common stock of RTX. The total value of the Plan's interest in the ESOP was approximately $3.0 billion and $2.8 billion at December 31, 2022 and 2021, respectively (see Notes 1, 7, and 8). In connection with the note payable financing (see Note 8), the Plan has an ESOP receivable of approximately $15 million and $9 million from RTX as of December 31, 2022 and 2021, respectively.
NOTE 10 – PLAN TERMINATION
Although it has not expressed any intent to do so, RTX has the right under the Plan to discontinue its contributions at any time, and to terminate the Plan, subject to the provisions of ERISA and certain Plan provisions that limit this right when certain ESOP loans remain outstanding. In the event of Plan termination, participants will become 100 percent vested in their accounts.
NOTE 11 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following are reconciliations of net assets available for benefits, and benefits paid from the financial statements, to the Form 5500:

	December 31,
(thousands of dollars)	2022	2021
Net assets available for benefits per the financial statements	$48,916,975	$31,312,537
Amounts allocated to participant withdrawals	—	(1,202)
Net assets available for benefits per Form 5500	$48,916,975	$31,311,335

Year Ended
(thousands of dollars)	December 31, 2022
Distributions to participants or beneficiaries per the financial statements	$1,877,002
Add: Amounts allocated to participant withdrawals at December 31, 2022	—
Less: Amounts allocated to participant withdrawals at December 31, 2021	(1,202)
Distributions to participants or beneficiaries per Form 5500	$1,875,800
Amounts allocated to participant withdrawals are recorded on Form 5500, for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. Additionally, as of December 31, 2022 and 2021, fully benefit-responsive GICs are presented at contract value in both the Form 5500 and in the Plan's financial statements.
NOTE 12 – TAX STATUS
The Internal Revenue Service (IRS) determined and informed UTC by letter dated October 28, 2016 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Company believes that the current design and operation of the Plan are consistent with preservation of the qualification of the Plan and exemption of the Trust in the context of applicable IRS procedures.
US GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2019.
NOTE 13 – SUBSEQUENT EVENTS
The Plan Administrator has performed an evaluation of events that have occurred subsequent to December 31, 2022, and through June 28, 2023, the date these financial statements were issued and noted no items requiring adjustment or additional disclosure, except as noted below.

On January 1, 2023, the Plan was renamed to RTX Savings Plan. In addition, the Plan was amended to harmonize certain non-bargained provisions across participating locations to drive consistency as described below.
The non-bargained harmonized provisions generally include:
•A new contribution structure for Company matching whereby the Company matches 100% of the first 3% of participant contributions and 33.3% (or a third) of participant contributions above 3%, up to 6%.
•Retirement contributions as a percentage of the participant's eligible compensation will equal 3% for employees younger than age 30; 3.5% for employees between the ages of 30 and 34; 4% for employees between the ages of 35 and 39; 4.5% for employees between the ages of 40 and 44; 5% for employees between the ages of 45 and 49; 6% for employees between the ages of 50 and 54; and 7% for employees age 55 and older.
•Immediate eligibility for Company matching and retirement contributions. Participants are generally fully vested in Employer match and retirement contributions after two years of service.
•New participants in the Plan are automatically enrolled at a pre-tax deferral rate of 6% of eligible compensation as soon as administratively possible.

The above changes are not all-inclusive but provide the most significant changes to Plan provisions.
The impacts of these events are not reflected in the financial statements for the year ended December 31, 2022.

RAYTHEON TECHNOLOGIES CORPORATION SAVINGS PLAN, FORMERLY KNOWN AS UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Raytheon Technologies Corporation Savings Plan Master Trust	Interest in Master Trust investment accounts	$—	$48,592,089,000
*	Plan Participants	Notes receivable from participants collateralized by participant balances, interest ranging from 3.25 percent to 10.5 percent, terms ranging from 1 year to 10 years	—	324,886,000
			$—	$48,916,975,000

*	Indicates an identified person known to be a party-in-interest to the Plan.

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYTHEON TECHNOLOGIES CORPORATION SAVINGS PLAN, FORMERLY KNOWN AS UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN

Dated:	June 28, 2023	By:	/s/ AMY L. JOHNSON
Amy L. Johnson
Corporate Vice President and Controller
Principal Accounting Officer